Douglas W. Densmore	Facsimile 540-983-9400

(540) 983-9399	Post Office Box 40013

doug_densmore@gentrylocke.com	Roanoke, Virginia 24022-0013

May 15, 2009

Mark Webb

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	HomeTown Bankshares Corporation
Revisions to Amendment No. 1 to Registration Statement on Form S-4
Filed April 10, 2009 File No. 333-158525

Dear Mr. Webb:

In your letter dated May 4, 2009 to Susan K. Still, President and Chief Executive Officer of HomeTown Bankshares Corporation (the “Company”), you provided post-review comments to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in File No. 333-158525.

As counsel for the Company, we write in response to your letter and address your May 4 letter using the same paragraph numbering. We have made revisions to the S-4 and filed an Amendment No. 2.

Where possible, we have included in this letter an explanation of our revisions. Otherwise, we have only stated in this letter that revisions were made in Amendment No. 2. of the Registration Statement.

General

1. We have supplemented the disclosures in the S-4 section entitled “U.S. Treasury Capital Purchase Program beginning on page 6.

2. We have “unbundled” the material changes in the Company’s charter to include such changes as separate matters to be submitted to a vote of Bank stockholders at the Bank’s Annual Meeting. We have not “unbundled” changes in the proposed bylaws because both the Bank’s

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May 15, 2009

and the Company’s bylaws may be amended by the Board of Directors of each entity pursuant to their governing instruments. These changes begin on page 54.

3. Beginning on page 10, we have updated the financials in the Registration Statement to include interim financials for 2009 in order to comply with Rule 3-12 requirements. We have deleted the “Selected Financial Information” pursuant to the Smaller Reporting Company exception of Item 301(c).

4. We have included an updated consent from the independent auditors, filed as Exhibit No. 23(a).

5. Beginning on page 10, we have revised the Registration Statement to include within the text the financial statements filed in Exhibit 13.

6. We have disclosed the “Management’s Report on Internal Controls” which is referenced in the independent auditors’ report, as part of the financials listed in paragraph 5. This information is on page 44.

Registration Statement Cover Page

7. We have reviewed Rule 457(f) and have determined that the proper calculation of the registration fee should be made based on HomeTown Bank’s book value of its shares, which as of December 31, 2008, the most recent calculation available, was $8.33. The Company has wired additional funds into its SEC account to cover the full filing fee of $1,366.28. We revised the cover page to reflect the proper calculation.

Prospectus Cover Page

8. We have revised the cover page to conform with Item 501 of Regulation S-K.

The Reorganization, page 2

9. We have revised page 3 to state that the Bank stockholders do not have cumulative voting rights.

10. We have revised pages 3 and 63 to clarify that the Company bylaws provide that the Chairman of the Board, the President, the board of directors, or stockholders owning at least 20% of the Company’s outstanding stock may call a special meeting of the stockholders.

May 15, 2009

Risk Factors, page 7 (revised page 8)

11. Beginning on page 8, we have revised the “Risk Factors” section summary to present the information disclosed using subcaptions.

12. On page 9, we have revised the discrepancy on eligibility of participation in the TARP program to explain that the Bank will not be eligible to participate in the TARP program if the reorganization in not approved.

Forward Looking Statements, page 9

13. Beginning on page 9, we have revised the “Forward Looking Statements” section to comply with the securities laws covering an initial public offering.

Selected Financial Data, page 10

14. We have deleted the “Selected Financial Data” section pursuant to Item 301(c) and have revised the Company Pro Forma Balance Sheet to accurately reflect the dollar amounts shown.

15. Referring to paragraph 14, we have deleted the “Selected Financial Data” section pursuant to Item 301(c).

Quorum Required to Vote, page 11 (revised page 46 )

16. Please see paragraph 2 of this letter. We have revised the Registration Statement to “unbundle” each of the material changes between the Company’s charter and the Bank’s charter.

Conditions That Must Be Satisfied Before the Reorganization Can Occur, page 15 (revised page 49 )

17. We have revised the section “Conditions That Must be Satisfied Before the Reorganization can Occur” to clarify the additional regulatory approvals that must be received.

May 15, 2009

Nominees for Election, page 21 (revised page 57 )

18. Beginning on page 58, we have revised the Registration Statement to disclose the information required by Item 403 of Regulation S-K for each of the “Named Executive Officers.”

19. We have redrafted the sections describing the security ownership and business experience during the past five years of each person nominated to become a director of the Bank. These revisions begin on page 59.

Directors Meetings, Committees and Fees

20. We have revised the disclosure on page 60 to indicate that no directors of the Bank receive any form of fees or other compensation for attending board meetings and committee meetings.

Corporate Governance Matters, page 24 (revised page 64 )

21. We have revised the named members of the Bank’s Corporate Governance Committee (which performs the role of a compensation committee). Based on our reading of Item 407(g)(2), as a “smaller reporting company” we do not believe that the registrant is required to provide the information required by Item 407(e)(7).

Employment Agreements, page 28 (revised page 65 )

22. Beginning page 65, we have disclosed the information required by Item 402 of Regulation S-K for the Named Executive Officers.

23. We note that the employment agreements of the three Named Executive Officers contain identical “change of control” provisions. On page 66, we have revised the disclosures to clarify this point.

Information About Hometown Bank, page 30 (revised page 67 )

24. We have revised the total number of the Bank’s employees, and disclosed the number of full-time Bank employees on page 68.

Market Price of HomeTown Bank’s Common Stock and Dividends, page 31 (revised page 69 )

25. Beginning on page 69, we have disclosed the information required by Item 201(a)(1)(iii) and Item 201(a)(1)(v) of Regulation S-K to show the Bank’s high and low bid for its stock price

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within the two most recent fiscal years. We have included a chart showing such disclosure in this section.

26. We have included the information required by Item 201(d) in the required tabular format on page 70.

Management’s Discussion and Analysis

Allowance for Loan Losses, page 39 (revised page 74)

27. On page 83, we have revised the chart describing allowances of loan losses and the Company and the Bank will do so in future filings to more clearly and definitively disclose that management believes the allowances are “appropriate” to cover inherent probable losses in the Bank’s portfolio.

28. Please see the comment to paragraph 27.

Certain Relationships and Related Transactions, page 57 (revised page 104 )

29. On page 104, we have revised the Registration Statement to disclose that William R. Rakes is a partner at Gentry Locke Rakes & Moore, LLP and that Gentry Locke Rakes & Moore, LLP has given the Company an opinion upon the validity of the securities being registered.

30. We confirm that the fees paid to Gentry Locke Rakes & Moore, LLP have not exceeded $120,000 or one percent of the average of the Company’s total assets at year end for each of the last two fiscal years of the Bank’s total assets for the requisite period indicated in Item 404(d) of Regulation S-K.

31. On page 104, we have revised the Registration Statement to clarify that the transactions with Bank officers directors and other corporations, business entities and persons with which some of the Bank’s officers and directors are associated, are made in the ordinary course of business on substantially the same terms, including interest rates and security for loans, as those prevailing at the time for comparable transactions with persons not related to the Bank.

Item 22. Undertakings

32. On page 108, we have revised Item 22 to include the undertakings set for the in Item 512(a)(5)(ii).

May 15, 2009

33. On page 109, we have revised Item 22 to include the undertakings set for the in Item 512(a)(6).

Exhibits

34. We have included a federal tax opinion that the reorganization will qualify as a tax-free exchange within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended. Such opinion also discusses the federal income tax consequences of the reorganization. This opinion is filed as Exhibit 8.

Exhibit 5

35. We have revised and updated the legal opinion to opine on the legality of the securities under the law of the Commonwealth of Virginia (state in which the Company is formed). The updated opinion is filed as Exhibit 5.

As you can determine in the Amendment No. 2, HomeTown Bank has changed the date of the annual meeting for a date to June 25, 2009. Accordingly, we request any additional comments that the SEC may have as soon as possible so that the Bank can finalize and print the proxy statement/prospectus for printing and mailing to the Bank’s stockholders by May 22, 2009. Please contact me if you have any questions.

Sincerely,

GENTRY LOCKE RAKES & MOORE, LLP

/s/ Douglas W. Densmore
Douglas W. Densmore

DD:slh